Mail Stop 3561
                                                                   August 21,
2018

       Jos  Neves
       Chief Executive Officer
       Farfetch Limited
       The Bower
       211 Old Street
       London EC1V 9NR, UK

                 Re:   Farfetch Limited
                       Amendment No. 2 to Draft Registration Statement on Form
F-1
                       Submitted August 2, 2018
                       CIK No. 0001740915

       Dear Mr. Neves:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-1 filed August 2, 2018

       Management's Discussion and Analysis of Financial Condition and Results of Operations

       Cost of Consumer Acquisition and Engagement, page 72

        1. We note your response to comment 2 and your revised disclosure. We note that you consider the amounts underlying the LTV/CAC ratio calculations to include commercially sensitive information. Please help us understand why the components of CAC would be commercially sensitive when your disclosure indicates that your demand generation expenses reflect fees paid to various media and affiliate partners and would appear to be
 Jos  Neves
Farfetch Limited
August 21, 2018
Page 2

     aggregated for purposes of this disclosure. Alternatively, please provide us these amounts supplementally so that we can understand how you arrive at these ratios.

 2. We further note your response to comment 2 where you state that you do not intend to include LTV/CAC ratio disclosure on an ongoing basis but you believe that the ratio is helpful to initial investors' understanding of the business. Please tell us how you have determined that you will not provide this disclosure in future filings. Specifically, explain to us why this information would not be useful to future investors if, as you indicate in your response, you believe it is helpful to investors in your initial public offering and, as you indicate in your disclosure, in light of your belief that you can generate a higher LTV over time or can spend less on demand generation to achieve a comparable return.

Our Products, page 106

 3. We note your response to comment 6. Please revise your discussion of the increase in your app's contribution to GMV to explain if the increase in app use results in an increase to total
    GMV. If there is not a causal relationship between app use and total GMV, please clarify that fact in your disclosure and explain the significance of the increase in app use.

Notes to the consolidated financial statements

Note 2.3 Summary of significant accounting policies

e) Revenue recognition, page F-11

 4. We note your response to comment 8 along with your disclosures here and in
Note 4. We
    have the following comments:

               We note your explanation that non-delivery services are not considered to be distinct from the overall performance obligation of facilitating the transaction between sellers and consumers using your platform. You further state that you act as a principal with respect to the non-delivery services and they are recognized on a gross basis; and you act as an agent with respect to the facilitation of the transactions and recognize revenue on a net basis as a commission. Please tell us how recognizing revenue for a portion of a single performance obligation on a gross basis and the remaining revenue from the same performance obligation on a net basis complies with paragraph B34 of IFRS 15. If possible, please tell us the amount of revenue recognized in each period related to these non-delivery services.

               Please provide us your analysis regarding how you determined that delivery revenue should be recognized on a gross basis. Tell us the amount of revenue recognized in each period presented. Reference B34 through B37A of IFRS 15.
 Jos  Neves
Farfetch Limited
August 21, 2018
Page 3

        Please contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or James Allegretto,
Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, or me at (202) 551-3720 if you have questions regarding the comments.


                                                           Sincerely,

                                                           /s/ James Allegretto
for

                                                           Mara L. Ransom
                                                           Assistant Director
                                                           Office of Consumer
Products